Exhibit 99.2

Navios Maritime Acquisition Corporation Announces

Closing of Offering of $610 Million

8 1/8% First Priority Ship Mortgage Notes Due 2021

MONACO, November 14, 2013 —Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) announced today that the Company and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary, completed the sale of $610 million of 8 1/8% first priority ship mortgage notes due 2021 (the “Notes”). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.

The Notes are secured by first priority ship mortgages on 12 vessels aggregating approximately 2.6 million deadweight tons owned by certain subsidiary guarantors. The Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.

The net proceeds of the offering will be used (i) to fund its current tender offer and consent solicitation for certain outstanding notes and pay related fees and expenses, (ii) to discharge and redeem any of such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of any related fees and expenses and any redemption premium, (iii) to fund the repayment of outstanding borrowings under a term loan secured by two of the mortgaged vessels, which are expected to be repaid immediately prior to the closing of the offering using cash on hand, and (iv) if any remain, for general corporate purposes.

The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities, and does not constitute an offer, solicitation or sale of any Notes or other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offer of the Notes was made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Navios Maritime Acquisition Corporation

Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com/.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com